As filed with the Securities and Exchange Commission on July 23, 2019

File No. 333-230652

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

(Check Appropriate Box or Boxes)

[ ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 1

SCM TRUST

(Exact Name of Registrant as Specified in Charter)

1875 Lawrence Street, Suite 300

Denver, CO 80202

(Address of Principal Executive Offices)

(800) 955-9988

(Area Code and Telephone Number)

Gregory Pusch, CCO
SCM Trust

1875 Lawrence Street, Suite 300

Denver, CO 80202
(Name and Address of Agent for Service)

With copies to:
Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

This post-effective amendment no. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to add Exhibit 12 to Part C of the Registration Statement previously filed with the Commission on April 1, 2019.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C

OTHER INFORMATION

Item 15. Indemnification

No change from the information set forth in Item 30 of Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A of SCM Trust, as filed on August 5, 2016, which information is incorporated herein by reference (Accession No. 0001398344-16-016200).

Item 16. Exhibits

(1) Amended and Restated Agreement and Declaration of Trust dated September 21, 2011, incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of SCM Trust, as filed on September 22, 2011 (Accession No. 0001398344-11-002188).

(2) Amended and Restated By-Laws dated June 12, 2011, incorporated by reference to the initial Registration Statement on Form N-1A of SCM Trust, as filed on August 4, 2011 (Accession No. 0001398344-11-001713).

(3) Inapplicable.

(4) Form of Agreement and Plan of Reorganization dated _______, 2019, and included as Appendix A to Form N-14 as filed on April 1, 2019 (Accession No. 0001398344-19-005960).

(5) Instruments defining rights of security holders. Reference is made to Article V of the Amended and Restated Declaration of Trust dated September 21, 2011, which is incorporated by reference to Exhibits (1) hereto, and to Article III of the Amended and Restated By-Laws dated June 12, 2011, which are incorporated by reference as Exhibit (2) hereto.

(6) Investment Advisory Agreement between SCM Trust and CCM Partners, LP d/b/a Shelton Capital Management, dated October 11, 2016, incorporated by reference to SCM Trust N-14 filed on March 13, 2018 (Accession No. 0001398344-18-004150).

(7) Amended and Restated Distribution Agreement between SCM Trust and RFS Partners, LP, dated February 8, 2018, incorporated by reference to SCM Trust N-14 filed on March 13, 2018 (Accession No. 0001398344-18-004150).

(8) Inapplicable.

(9) (a) Custody Agreement between SCM Trust, formerly known as Shelton Greater China Fund, and U.S. Bank, dated May 17, 2013, incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of SCM Trust, as filed on April 29, 2014 (Accession No. 0001398344-14-002376).

(9) (b) First Amendment to Custody Agreement dated August 19, 2016, incorporated by reference to SCM Trust N-14 filed on March 13, 2018 (Accession No. 0001398344-18-004150).

(9) (c) Second Amendment to Custody Agreement dated December 12, 2017, incorporated by reference to SCM Trust N-14 filed on March 13, 2018 (Accession No. 0001398344-18-004150).

(10) (a) Share Marketing Plan, incorporated by reference to SCM Trust Form N-14 filed on July 27, 2016 (Accession No. 0001398344-16-015634).

(10)(b) Multiple Class Plan (Rule 18f-3 Plan), incorporated by reference to SCM Trust Form N-14 filed on July 27, 2016 (Accession No. 0001398344-16-015634).

(11) Opinion of Counsel as to the legality of securities being offered, incorporated by reference to SCM Trust N-14, as filed on April 1, 2019 (Accession No. 0001398344-19-005960).

(12) Opinion of Counsel as to Tax Matters dated June 21, 2019, filed herewith.

(13) (a) Form of Administration Agreement, incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of SCM Trust, as filed on September 22, 2011 (Accession No. 0001398344-11-002188).

(13) (b) Fund Services Agreement between SCM Trust and Gemini Fund Services, LLC, as amended March 21, 2017, incorporated by reference to SCM Trust N-14 filed on March 13, 2018 (Accession No. 0001398344-18-004150).

(14) Accountant’s Consent, incorporated by reference to SCM Trust N-14, as filed on April 1, 2019 (Accession No. 0001398344-19-005960).

(15) Inapplicable.

(16) Powers of Attorney, incorporated by reference to SCM Trust N-14, as filed on April 1, 2019 (Accession No. 0001398344-19-005960).

(17) Inapplicable.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Denver, and the State of Colorado, on the 23rd day of July, 2019.

SCM Trust

(Registrant)

SCM Trust

By /s/ Stephen C. Rogers
Stephen C. Rogers, President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Stephen C. Rogers	Chairman of the Board, Trustee and Principal Executive Officer	July 23, 2019
Stephen C. Rogers

/s/ Kevin T. Kogler*	Trustee	July 23, 2019
Kevin T. Kogler

/s/ Marco Quazzo*	Trustee	July 23, 2019
Marco Quazzo

/s/ Stephen H. Sutro*	Trustee	July 23, 2019
Stephen H. Sutro

/s/ William P. Mock*	Principal Financial and Accounting Officer	July 23, 2019
William P. Mock

*	Signed by Stephen C. Rogers pursuant to Powers of Attorney dated February 14, 2019, incorporated by reference to SCM Trust N-14 filed on April 1, 2019.

Index of Exhibits

(12)	Opinion of Counsel as to Tax Matters